Leading Brands, Inc.
Management’s Discussion & Analysis
For the year ended February 29, 2008

May 22, 2008

The following information should be read in conjunction with the Company’s February 29, 2008 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 18 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company’s sales and distribution system comprises the largest independent, fully integrated healthy beverage distributor in Canada. The sales and distribution system has regional warehouse distribution centers located in Edmonton, Alberta and Richmond, British Columbia. In addition, there are third party distribution centers in Greater Montreal and Metro Toronto. The sales and distribution system distributes a variety of juices, new age beverages, waters, and food products to retail, wholesale and distribution outlets.

Overall Performance

Risks Related To Our Business

Exchange rates

Our operations are carried out primarily in Canada and in the United States. The Company purchases certain raw materials and goods priced in U.S. dollars for resale in Canada and also sells certain products, manufactured in Canada, into the U.S. As a result, the Company is vulnerable to exchange rate fluctuations and it does not presently use any financial instruments to hedge foreign currency fluctuations. Consequently, a significant increase in the value of the U.S. dollar in relation to the Canadian dollar would negatively impact our earnings.

Critical supply

The Company relies on a limited number of suppliers for certain raw materials. While other sources of supply do exist, an unexpected disruption in supply or an increase in pricing would have a negative impact on production and our earnings.

Distribution contracts

The Company holds exclusive distribution contracts for Canada with certain suppliers. If certain of these distribution contracts were terminated, it would have a negative impact on our earnings.

Use of independent distributors

We rely on the distribution services of independent distributors in order to distribute and sell some of our beverage products to retailers and consumers. If certain of these distributors were to stop distributing our products, it would have a negative impact on our earnings.

Competition

Increased consolidations of our competitors with and into larger companies, market place competition, and competitive product and pricing pressures could impact the Company’s earnings, market share and volume growth.

Laws and regulations

Changes in laws and regulations could negatively affect our operations. For example:

  the Company has significant tax loss carry forwards available and a change in legislation affecting these losses would negatively impact future earnings;
  changes in environmental laws affecting beverage containers could add costs to the Company’s operations and/or could decrease consumer demand for the Company’s products; and
  changes in laws and regulations, such as those of the Food and Drug Administration, could affect the way in which our products are marketed and produced.

Trademarks and copyrights

The Company holds a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights and any significant infringement could adversely affect our business.

Operating losses

Historically, the Company has had periods of unprofitable operations. The Company’s bottling operations are relatively capital intensive and in periods of low volumes, such as during seasonal fluctuations, fixed costs can result in operating losses.

Customers

The Company derives a substantial portion of its revenue from several major customers with the largest customer contributing 33% of revenue and the ten largest customers comprising 64% of revenue. The loss of certain major customers would have a negative impact on earnings.

Dependence on key management employees

Our business is dependent upon the continued support of existing senior management, including Ralph D. McRae who is the Chairman, President and Chief Executive Officer and a director of the Company. Mr. McRae has been with Leading Brands since March 1996, and he has been responsible for our business planning, corporate and brand initiatives and financings. The loss of Mr. McRae, or any key members of our existing management, could adversely affect our business and prospects.

Possible conflicts of interest of directors, officers, and other members of management

Certain of our directors, officers, and other members of management presently serve as directors, officers, promoters or members of management of other companies and therefore it is possible that a conflict may arise between their duties to Leading Brands and their duties to such other companies. All such conflicts will be disclosed in accordance with the provisions of applicable corporate legislation and directors and officers will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Other risks related to our business

  The effectiveness and success of the Company’s marketing programs, especially for newer brands such as TrueBlue® , LiteBlue® , STOKED Energy Drinks™ , DIE HARD™ Sports Energy Drink, and Infinite Health® Water.
  Changes in consumer tastes and preferences and market demand for new and existing products;
  Changes in general economic and business conditions; and
  Adverse weather conditions, which could reduce demand for the Company’s beverage products, sales of which are negatively affected by cooler temperatures.

Risks Related To Our Industry

Size and resources of competitors

Leading Brands competes, to some degree, with other larger companies in the beverage industry. Some of these competitors have substantially greater marketing, cash, distribution, production, technical and other resources than the Company.

Our industry is subject to various regulations and we must be in compliance with current and changing rules and regulations

The production and marketing of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial condition and operations. Similarly, any adverse publicity associated with any non-compliance may damage our reputation and our ability to successfully market our products.

The major developments during the year ended February 29, 2008 included:

  The Company’s distribution business began a transition from primarily distributing third party beverage brands to a focus on developing and marketing its own brands of beverages;

  In August 2007, the Company completed a private placement of common stock raising net proceeds of $8.85 million to be used for the marketing of its proprietary beverage brands and for general working capital purposes;

  The Company launched its new line of Stoked™ energy drinks;

  The Company was appointed as the exclusive Canadian distributor for the “BooKoo” line of energy drinks;

  The Company selected TNT Marketing to help market its brands to convenience store chains in the United States;

  The Company commenced co-packing of its TrueBlue® juice products in the US;

  The bottling plant in Richmond, British Columbia was closed and certain equipment and production capacity relocated to Edmonton; and

  The Company’s contract to distribute Hansen® products was terminated on April 15, 2007.

For the year ended February 29, 2008, the Company reported gross sales of $35.22 million and a net loss of $5.41 million as compared to gross sales of $50.37 million and a net loss of $3.55 million in the prior year. The decrease in profitability in the fiscal year just ended as compared to the prior was primarily the net result of:

  lower sales resulting from the termination of certain customer relationships;
  lower sales resulting from the termination of the distribution contract for Hansen® products in Canada;
  offset by an increase in sales of the Company’s branded products; and
  non-recurring income related to the termination of the Hansen distribution agreement.

Selected Annual Information

	Year Ended	Year Ended	Year Ended
	Feb. 29, 2008	Feb. 28, 2007	Feb. 28, 2006

Net sales / operating revenue	$31,121,675	$45,758,325	$36,758,866

Net loss	($5,414,761)	($3,554,684)	($1,275,428)

Net loss per share	($0.29)	($0.23)	($0.08)

Total assets	$28,335,995	$23,972,591	$23,823,561

Long-term Obligations	$5,025,821	$3,899,998	$3,781,375

Cash dividends declared per common share	Nil	Nil	Nil

In the year ended February 28, 2006, the Company had higher revenue due to substantial increased sales in the second two quarters of the fiscal year. Sales discounts, rebates and slotting fees grew substantially, mostly in support of the Company’s new TrueBlue® brand and increased sales in Hansen’s® products and Fiji Water® licensed to the Company. Sales, general and administrative expenses grew 17% with the largest portion of the increase related to increased selling and marketing expenditures to promote the Company’s new brands.

In the year ended February 28, 2007, the Company had higher revenue due to substantial increased sales in branded beverage products. Sales discounts, rebates and slotting fees grew substantially, mostly in support of the Company’s new TrueBlue® brand and increased sales in Hansen’s® products. Sales, general and administrative expenses grew 28.2% with the largest portion of the increase related to increased selling and marketing expenditures to promote the Company’s branded beverage products.

In the year ended February 29, 2008, the Company had lower revenue largely due to the loss of the Hansen’s® energy drink distribution rights in Canada, the discontinuance of distribution to a convenience store chain in Western Canada, discontinuance of co-pack production of alcoholic beverages, and lower bottling revenues related to the consolidation of production to the Edmonton plant. This reduction in revenue was partially offset by increased sales of the Company’s proprietary branded beverage products. Sales discounts, allowances and rebates were lower than the previous year, but increased as a percentage of sales as a result of more aggressive promotions of the Company’s brands and larger volume rebates related to the Company’s ongoing bottling business.

Results of Operations

Financial Year Ended February 29, 2008

Sales

Revenue	Year ended February	Year ended February	Change
	29, 2008	28, 2007

Bottling Plants	$10,863,836	$14,440,212	($3,576,376)

Distribution and Other	$24,354,501	$35,927,991	($11,573,490)

Total Gross Revenue	$35,218,337	$50,368,203	($15,149,866)

Discounts, allowances and Rebates	($4,096,662)	($4,609,878)	$ 513,216

Net Revenue	$31,121,675	$45,758,325	($14,636,650)

Gross sales for the year ended February 29, 2008 were $35,218,337 compare to $50,368,203 for the previous year, representing a decrease of 30.1% . The decrease in gross sales for the year ended February 29, 2008 was the net result of the following:

•	Decreases of $24.7 million relating to:
	-	the termination of the Hansen’s contract and lower bottling revenues related to the consolidation of production to the Edmonton plant, both effective in April 2007;
	-	lower sales of certain other products licensed to the Company; and
-

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

•	Increases totaling $9.6 million including:
	-	A $4.5 million increase in sales of TrueBlue®, the new Stoked™ energy drinks, and other products;
	-	A $1.0 million increase in ongoing revenues from bottling operations; and
	-	An increase in reported sales of $4.1 million due to an increase in value of the Canadian dollar.

Discounts, rebates and slotting fees for the year ended February 29, 2008 decreased as a result of lower sales but were higher relative to sales as a result of more aggressive promotions of the Company’s brands in the United States and new products in Canada and larger volume rebates related to the Company’s ongoing bottling business.

Cost of Sales and Margin

Cost of Sales	Year ended February	Year ended February	Change
	29, 2008	28, 2007
Bottling Plants	$5,809,821	$ 8,528,571	($2,718,750)
Distribution and Other	$17,543,771	$24,967,642	($7,423,871)
Total	$23,353,592	$33,496,213	($10,142,621)

Cost of sales for the year ended February 29, 2008 was $23,353,592 compared to $33,496,213 for the previous year, representing a decrease of 30.3% . The decrease in cost of sales for the year ended February 29, 2008 was the net result of the following:

•	Decreases of $17.0 million relating to:
	-	the termination of the Hansen’s contract and lower bottling volumes related to the consolidation of production to the Edmonton plant, both effective in April 2007;
	-	lower volumes of certain other products licensed to the Company; and
-

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

•	Increases totaling $6.9 million including:
	-	A $3.7 million increase from increased volume of TrueBlue®, the new Stoked™ energy drinks, and other products;
	-	A $0.5 million increase from increased volumes with ongoing bottling contracts; and
	-	An increase in reported cost of sales of $2.7 million due to an increase in value of the Canadian dollar.

Margin	Year ended February 29, 2008	Year ended February 28, 2007	Change
Bottling Plants	$4,511,041	$ 5,617,179	($1,106,138)
Distribution and Other	$3,257,042	$ 6,644,933	($3,387,891)
Total	$7,768,083	$12,262,112	($4,494,029)
Margin percentage	25.0%	26.8%	(1.8%)

Margin for the year ended February 29, 2008 was $7,768,083 compared to $12,262,112 for the previous year, representing a decrease in margin percentage of 1.8% . The decrease in margin for the year ended February 29, 2008 was the net result of the following:

•	Decreases of $6.4 million relating to:
	-	the termination of the Hansen’s contract and lower bottling volumes related to the consolidation of production to the Edmonton plant, both effective in April 2007;
	-	lower volumes of certain other products licensed to the Company; and
-

the discontinuance of co-pack production of alcoholic beverages and the discontinuance of distribution to a convenience store chain in Western Canada both effective in the previous fiscal year, partially offset by;

•	Increases totaling $1.9 million including:
	-	$0.6 million from increased volume of TrueBlue®, the new Stoked™ energy drinks, and other products;
	-	$0.2 million from increased volumes with ongoing bottling contracts; and
	-	An increase in reported margin of $1.1 million due to an increase in value of the Canadian dollar.

The decrease in margin percentage is largely related to increased freight costs per case coupled with an increase in discounts and rebates as a result of more aggressive promotions of the Company’s brands and larger volume rebates related to the Company’s ongoing bottling business.

Selling, General and Administration Expenses
For the year ended February 29, 2008, selling, general and administration expenses increased by $337,000 as compared to the corresponding period in the previous year due to the impact of exchange rates of $915,000. Excluding the exchange rate impact, the decrease of $578,000 was the net result of:

  non-recurring expenses related to the relocation of the Richmond plant equipment of $356,000;
  higher marketing expenses of $208,000 to promote the Company’s new and existing brands;
  increase in legal and audit expenses of $221,000;
  increase in outside administrative services including professional fees related to SOX 404 of $156,000;
  increase in warehousing related costs of $297,000; offset by lower plant costs of $787,000 as a result of the closing of the Richmond plant;
  lower wages and commission expenses of $716,000;
  lower stock based compensation expense of $308,000;
  other lower costs of $5,000.

Other Expenses and Recovery
For the year ended February 29, 2008, amortization was lower than the prior year as a result of lower property, plant and equipment values due to the impairment adjustment recorded in the last fiscal year on the Richmond plant equipment relocation.

Amortization of deferred costs was lower than the prior year by reaching the end of the amortization period for those costs. The Company has not recorded any further deferred costs.

Other income was $1,327,000 relating to the termination of the Hansen’s® contract in the quarter ended May 31, 2007 compared to $220,000 in the prior year for the termination of a bottling contract.

Interest on long term debt was higher as a result of new capital leases for equipment to accommodate new products in the Edmonton bottling plant.

The loss on sale of assets of $97,000 consists of a loss on the sale of production equipment of $30,000, loss on the sale of vehicles of $59,000 and loss on disposal of outdated computer equipment of $8,000. In the prior year, the Company recorded a loss on sale of assets in the amount of $33,000 resulting from a loss on the sale of an investment in a candy company in the amount of $24,000 and a loss on the sale of vehicles in the amount of $9,000.

The Company recorded interest income of $92,000 from short-term cash deposits.

The Company recorded a mostly non-cash income tax expense of $39,000 relating to Canadian operations, as compared to a $1,436,000 recovery in the prior year. The current year amount was lower than the prior year as a result of a change in current and future enacted rates in Canada, resulting in a reduction in the value of the future income tax asset and an increase in income tax expense of approximately $950,000. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	February 29/28		November 30		August 31		May 31
Net sales / operating revenue	2008 $6,908,685	2007 $8,725,111	2007 $7,447,774	2006 $10,402,524	2007 $7,227,505	2006 $14,523,792	2007 $9,537,711	2006 $12,106,898
Income (loss)	($2,128,269)	($3,555,670)	($1,642,819)	($583,770)	($1,458,592)	$319,913	($185,081)	$264,843
Income (loss) per share	($0.11)	($0.23)	($0.08)	($0.04)	($0.08)	$0.02	($0.01)	$0.02
Net Income (loss) per share, diluted	($0.11)	($0.23)	($0.08)	($0.04)	($0.08)	$0.02	($0.01)	$0.02

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger due to the seasonal nature of the beverage business.

Liquidity and Capital Resources

As of February 29, 2008, the company had working capital of $3,009,000 compared to negative working capital of $597,000 at the prior year-end. Bank indebtedness decreased to $2,118,000 from $3,357,000 for the prior year. The Company held $2,933,000 in cash and cash equivalents at February 29, 2008. There were no cash or cash equivalents in the previous year.

The agreement with respect to the bank indebtedness contains three financial covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants at February 29, 2008.

Considering the positive working capital position, including the cash on hand at February 29, 2008, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Cash provided by	Year ended	Year ended	Change
(used in):	February 29, 2008	February 29, 2007
Operating activities	($3,682,355)	($1,190,446)	$ (2,491,909)
Investing activities	($2,063,731)	($1,437,005)	$ (626,726)
Financing activities	$ 8,139,942	$ 2,627,451	$ 5,512,491

For the year ended February 29, 2008, the increase in cash used in operating activities was primarily a result of the increased loss for the period. Additionally, reductions in accounts payable as a result of lower sales volumes and increased cash from the common share and warrant issue in August 2007 were more than offset by reductions in accounts receivable and inventories from lower sales volumes and a reduction in prepaid expenses mostly from a reduction in prepaid slotting fees.

The increase in cash used in investing activities in the year ended February 29, 2008 was the net result of the addition of equipment in the Edmonton plant to allow for the production of new products and to improve efficiencies and the minor additions of computer and office equipment partially offset by the proceeds on sale of certain equipment from the Richmond plant and the sale of vehicles.

The increase in cash provided by financing activities in the year ended February 29, 2008 is primarily the result of the $8.8 million common share and warrant issue in August 2007 together with proceeds from capital leases on bottling plant equipment mentioned above.

The Company has a demand revolving operating bank loan with a credit limit of $5,587,000, subject to the availability of eligible collateral, with an interest rate of the Canadian prime rate of its lender plus 0.75 – 1.25% per annum. At February 29, 2008, the amount of eligible collateral was $3,666,000. The Company’s requirement for operating capital increases in the summer months with increased sales and decreases in winter months. The unused portion of the operating bank loan is expected to accommodate those requirements as inventory and accounts receivable levels increase with sales volumes. The Company also has a term loan from the bank in the amount of $3,707,000 with an interest rate of the Canadian prime rate of its lender plus 1.0% per annum maturing in February 2011.

Other sources of financing are more fully described in note 7 of the financial statements.

The Company generally maintains bank indebtedness and cash or cash equivalents in Canadian funds and does not use financial instruments for hedging purposes.

The Company has no material commitments for capital expenditures in the fiscal year ending February 28, 2009.

Tabular disclosure of contractual obligations

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term Debt Obligations	$3,817,663	$871,142	$1,592,038	$251,877	$1,102,606
Capital (Finance) Lease Obligations	$2,479,230	$399,930	$853,736	$717,246	$508,318
Operating Lease Obligations	$4,245,453	$1,127,943	$1,958,213	$1,159,297	-
Purchase Obligations	-	-	-	-	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest – estimated (1)	$1,852,000	$362,000	$494,000	$346,000	$650,000
Total	$12,394,346	$2,761,015	$4,897,987	$2,474,420	$2,260,924

(1)	Since the interest rates on the majority of the Company’s debt is at floating interest rates based on prime, the interest amount above is estimated.

Off-Balance Sheet Arrangements

The Company is committed to operating leases for premises and equipment as disclosed in Note 10 of the financial statements. The payment obligations are as outlined in the note, and the amounts are expensed as operating expenses in the period the lease payments are made.

Related Party Transactions

The Company has not at any time during the period since the beginning of the last fiscal year to May 1, 2008 been a party to any material transactions in which any director or officer of the Company, or any relative or spouse, or any relative of any such spouse, has any direct or indirect material interest except as discussed in the compensation section and as follows:

  Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations. On February 28, 2006 the 12,000,000 preferred shares in NTI were redeemed in exchange for the Quick Home Delivery grocery business.

  Sandman Hotels and Moxie’s Restaurants, companies with a director in common with the Company, supplied services in the amount of $16,937.

  Northwest Waste Systems, a company related to a director and officer of the Company, supplied services in the amount of $11,126.

  Mountain Spring Water Company, a company with a director and officer in common with the Company, purchased water from the Company’s spring site in the amount of $18,456.

  McRae Ventures, a company with a director and officer in common with the Company, supplied marketing consulting services in the amount of $56,959.

  Merriman, Curhan, Ford and Company, a company with a director in common with the Company, acted as the placement agent charging placement fees and expenses in the amount of $7 26,372 and was issued 167,000 warrants as disclosed in note 8 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F.

Fourth Quarter

In the fourth quarter of the fiscal year ended February 29, 2008, the Company had lower gross revenues compared to the same quarter in the prior year largely due to the loss of the Hansen’s® energy drink distribution rights in Canada and lower bottling revenues related to the consolidation of production to the Edmonton plant. The Company recorded an adjustment to the carrying value of its future income tax asset of approximately $950,000 as a result of changes in future statutory tax rates enacted by the Canadian federal government through January 1, 2012.

Critical Accounting Estimates

The Company’s annual financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Differences from United States accounting principles are disclosed in note 18 in the notes to the annual financial statements in Item 17 of this Annual Report on Form 20-F. Some accounting policies have a significant impact on the amount reported in these financial statements. A summary of those significant accounting policies can be found in the Summary of Significant Accounting Policies in the annual financial statements. Note that the preparation of this Annual Report on Form 20-F requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The Company believes, as explained below, that the most critical accounting policies cover the following areas: goodwill; accounts receivable; inventory; revenue recognition; stock-based compensation and income taxes.

Goodwill

Goodwill is tested for impairment annually or if an event occurs that will more likely than not reduce the fair value of the reporting unit below its carrying value. The significant assumptions are as follows:

a.	Expected cash flows from operations of the related entity, over the next five fiscal years.

b.	Forecasted operating results based on current economic conditions and expected future events.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the goodwill balance of $3,406,687. A 10% change in annual revenue estimates would not materially change the valuation of the goodwill balances.

Accounts Receivable

Accounts receivable invoices are recorded when the products are delivered and title transfers to customers or when bottling services are performed and collection of related receivables is reasonably assured. The calculations for an allowance for uncollectible amounts require significant management judgment regarding the ability to collect the amounts due. Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $214,064 at February 29, 2008. A 10% change in the estimates for doubtful accounts would not result in a material change to the financial statements.

Inventory

Raw materials and finished goods purchased for resale are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost of raw materials, direct labour and overhead and net realizable value. Errors in estimates in the standard cost calculations or obsolete inventory levels could result in adjustments to inventory values. At February 29, 2008, the inventory balance was presented net of a provision for obsolete inventory in the amount of $263,586. A 10% change in the estimates for provision of obsolete inventory would not result in a material change to the financial statements.

Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers. Revenues from the provision of manufacturing, bottling or other services are recognized when the services are performed and collection of related receivables is reasonably assured. The Company records shipping and handling revenue as a component of sales revenue. Incentives offered to customers including rebates, cash discounts, and volume discounts are recorded as a reduction of net sales when the sales are recognized. Commencing with the fiscal year ended February 28, 2006, slotting fees paid to various customers are recorded in prepaid expenses and amortized into sales discounts over 12 months from the date of the first sale to those customers.

Stock-based Compensation

Under Canadian GAAP, the Company has adopted the recommendations of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Effective March 1, 2006, the Company adopted Financial Accounting Standards Board Statement (“SFAS”) 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation” under U.S. GAAP. SFAS 123(R) requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any changes in estimates thereof are reflected in the period of change.

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method. Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after March 1, 2006. Measurement and attribution of compensation cost for unvested awards at March 1, 2006, granted prior to the adoption of SFAS 123(R), are recognized based upon the provisions of SFAS 123. Prior to adoption, the Company applied the intrinsic value method to employee awards pursuant to APB 25 and related interpretations. Under the intrinsic value method, no stock-based compensation had been recognized as the exercise price of employee options equaled or exceeded the fair market value of the underlying stock at the date of grant.

Compensation costs are charged to the Consolidated Statements of Income (Loss) and Deficit or capitalized to deferred costs, depending on the nature of the award.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates by tax jurisdiction at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We evaluate all available evidence, such as recent and expected future operating results by tax jurisdiction, and current and enacted tax legislation and other temporary differences between book and tax accounting to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. There is a risk that management estimates for operating results could vary significantly from actual results, which could materially affect the valuation of the future income tax asset. Although the Company has tax loss carry-forwards and other future income tax assets management has determined certain of these future tax assets do not meet the more likely than not criteria, and accordingly, these future income tax asset amounts have been partially offset by a valuation allowance as disclosed in Note 13 of the consolidated financial statements.

If management’s estimates of the cash flows or operating results do not materialize due to errors in estimates or unforeseen changes to the economic conditions affecting the Company it could result in an impairment adjustment in future periods up to the carrying value of the future income tax balance of $4,583,126. A 10% change in revenue estimates without a corresponding reduction in overhead costs over the two years ending February 28, 2010 could change the valuation of the future income tax assets to a maximum amount of $416,000. The majority of the income tax asset commences to expire February 28, 2026.

Disclosure of Outstanding Share Data

At February 29, 2008 the Company had 19,958.124 issued and outstanding common shares.

There were also 1,510,999 issued and outstanding stock options, of which 987,040 were vested and 1,817,001 outstanding warrants.